Exhibit 99.1

Cheetah Mobile Announces Third Quarter 2015 Unaudited Financial Results

Beijing, China, Nov. 17, 2015 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that provides mission critical applications to help make the internet and mobile experience speedier, simpler, and safer for users worldwide, today announced its unaudited financial results for the quarter ended September 30, 2015.

Third Quarter 2015 Financial Highlights

•                  Total revenues increased by 110.7% year-over-year and 15.9% quarter-over-quarter to RMB1,008.7 million (US$158.7 million).

•                  Mobile revenues increased by 522.0% year-over-year and 25.6% quarter-over-quarter to RMB702.7 million (US$110.6 million), which was primarily driven by robust growth in mobile advertising revenues in both overseas and domestic markets. Mobile revenues accounted for 69.7% of total revenues.

•                  Overseas revenues1 increased by 891.6% year-over-year and 24.7% quarter-over-quarter to RMB537.7 million (US$84.6 million), which was driven by a continued increase in mobile advertising revenues in overseas markets. Overseas revenues accounted for 53.3% of total revenues and 76.5% of mobile revenues.

•                  Non-GAAP operating profit increased by 153.5% year-over-year and 40.4% quarter-over-quarter to RMB131.4 million (US$20.7 million).

•                  Non-GAAP net income attributable to Cheetah Mobile shareholders increased by 138.1% year-over-year and 23.7% quarter-over-quarter to RMB143.4 million (US$22.6 million).

Third Quarter 2015 Key Operating Metrics

•                  Mobile monthly active users (“Mobile MAUs”) increased by 73 million quarter-over-quarter to 567 million in September 2015. Mobile MAUs from overseas markets were 74% of total mobile MAUs in September 2015.

•                  Total global mobile user installations increased by 346 million quarter-over-quarter to 1,942 million as of September 30, 2015.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “We are pleased to report another solid quarter.  Mobile MAUs reached 567 million in September.  Our total revenues also exceeded RMB 1 billion for the first time, reaching RMB 1.01 billion in the quarter.  The strong result was driven by our continued success in the overseas mobile advertising business.  In addition to expanding our direct sales team globally, we continue to work closely with key internet players to further enhance our monetization capability.  We are delighted that we’ve recently reached a global strategic partnership with Yahoo, including the integration of our products with Yahoo’s Gemini native advertising platform.  Furthermore, Cheetah is a user- and product-focused company, first and foremost.  So, it is particularly encouraging that our content-driven products, through both organic means and strategic investments, achieved some notable successes in the quarter.  For example, Piano Tiles 2, a light, casual mobile game that we developed, reached the No. 1 spot in the United States and the No. 5 spot globally as the most downloaded free game on Google Play in September.  Looking forward, we remain firmly committed to strengthening our foundation through high-quality content and user engagement, as well as partnerships as we continue to focus on becoming one of the leading mobile internet companies globally.”

1  Overseas revenues refers to revenues generated by our operating legal entities incorporated outside China. Such revenues are primarily attributable to customers located outside China

Mr. Andy Yeung, Cheetah Mobile’s Chief Financial Officer, commented, “The third quarter is another record-setting quarter for Cheetah Mobile, both financially and operationally. Total revenues grew 111% year-over-year and 16% quarter-over-quarter to RMB1,009 million, driven by growing user traffic and strong demand for our mobile advertising services.  Non-GAAP operating profit grew 154% year-over-year and 40% quarter-over-quarter to RMB131 million, demonstrating the operating leverage inherent in our business model.  Looking ahead, we remain focused on expanding our mobile platform throughout the global markets and building a solid foundation for long-term, sustainable growth.”

Third Quarter 2015 Financial Results

REVENUES

Total revenues for the third quarter of 2015 increased by 110.7% to RMB1,008.7 million (US$158.7 million) from RMB478.7 million in the prior year period. This increase was mainly driven by the Company’s organic business growth, which was attributable to the Company’s growing global mobile user base and substantial improvements in mobile monetization, especially in overseas markets.

•                  Revenues from online marketing services increased by 149.5% to RMB900.5 million (US$141.7 million) in the third quarter of 2015 from RMB360.9 million in the prior year period. Mobile advertising revenues represented approximately 72% of online marketing revenues in the quarter, which increased from approximately 21% of online marketing revenues in the prior year period. The increase in mobile advertising revenues was driven by the Company’s growing global mobile user base, and strong demand from advertisers for the Company’s mobile advertising services worldwide.

•                  Revenues from internet value added services (“IVAS”) decreased by 7.3% to RMB99.5 million (US$15.7 million) in the third quarter of 2015 from RMB107.3 million in the prior year period. The year-over-year decrease was primarily due to the suspension of our online lottery operation in response to regulatory changes in China.

•                  Revenues from internet security services and others decreased by 16.0% to RMB8.7 million (US$1.4 million) in the third quarter of 2015 from RMB10.4 million in the prior year period. This decrease was primarily due to the Company ceasing to promote subscriptions services to paying users in a strategic reorientation which started in 2011, resulting in a decrease in the number of paying customers.

By platform, revenues generated from mobile business increased by 522.0% to RMB702.7 million (US$110.6 million) from RMB113.0 million in the prior year period. This increase was primarily driven by the Company’s growing global mobile user base, and the increasing popularity of the Company’s mobile marketing services in overseas and domestic markets.

By region, revenues generated from overseas markets increased by 891.6% to RMB537.7 million (US$84.6 million) from RMB54.2 million in the prior year period. This increase was primarily due to continued growth of the Company’s overseas mobile user base, and rapid growth of the Company’s mobile advertising revenues in overseas markets.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 145.2% to RMB270.4 million (US$42.5 million) in the third quarter of 2015 from RMB110.3 million in the prior year period. The increase in cost of revenues was mainly due to higher traffic acquisition costs associated with the Cheetah Mobile ad platform business, higher bandwidth and internet data center (IDC) costs associated with increased user traffic worldwide and data analytics, in addition to higher amortization costs from intangible assets resulting from acquisitions.

Gross profit increased by 100.4% to RMB738.4 million (US$116.2 million) in the third quarter of 2015 from RMB368.4 million in the prior year period. Gross margin was 73.2% in the third quarter of 2015, compared to 77.0% in the prior year period.

OPERATING INCOME AND EXPENSES

Total operating expenses for the third quarter of 2015 increased by 93.4% to RMB721.6 million (US$113.5 million) from RMB373.2 million in the prior year period. Total non-GAAP operating expenses, which exclude share-based compensation expenses, increased by 91.8% to RMB608.6 million (US$95.8 million) from RMB317.3 million in the prior year period.

•                  Research and development expenses increased by 49.7% to RMB203.1 million (US$32.0 million) from RMB135.7 million in the prior year period. The increase was primarily due to higher share-based compensation and personnel-related costs. Non-GAAP research and development expenses, which exclude share-based compensation expenses, increased by 14.9% to RMB138.0 million (US$21.7 million) from RMB120.1 million in the prior year period.

•                  Selling and marketing expenses increased by 128.9% to RMB382.6 million (US$60.2 million) from RMB167.2 million in the prior year period. The increase was primarily due to the spending in promotional activities for the Company’s mobile business. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 127.7% to RMB375.2 million (US$59.0 million) from RMB164.8 million in the prior year period.

•                  General and administrative expenses increased by 93.2% to RMB135.9 million (US$21.4 million) from RMB70.4 million in the prior year period. The increase was primarily due to an increase in professional service fees, acquisition-related expenses and expenses associated with increased headcount. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 194.1% to RMB95.5 million (US$15.0 million) from RMB32.5 million in the prior year period.

Operating profit was RMB16.7 million (US$2.6 million) in the third quarter of 2015, compared to an operating loss of RMB4.8 million in the prior year period.

Non-GAAP operating profit increased by 153.5% to RMB131.4 million (US$20.7 million) in the third quarter of 2015 from RMB51.8 million in the prior year period. Non-GAAP operating margin increased to 13.0% from 10.8% in the prior year period.

For the third quarter of 2015, share-based compensation expenses were RMB114.7 million (US$18.0 million), compared to RMB56.6 million in the third quarter of 2014.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders increased by 687.2% to RMB28.8 million (US$4.5 million) in the third quarter of 2015 from RMB3.7 million in the prior year period.

Non-GAAP net income attributable to Cheetah Mobile shareholders increased by 138.1% to RMB143.4 million (US$22.6 million) from RMB60.3 million in the prior year period. Non-GAAP net margin increased to 14.2% in the third quarter of 2015 from 12.6% in the prior year period.

NET INCOME PER ADS

Diluted earnings per ADS in the third quarter of 2015 increased by 566.7% to RMB0.20 (US$0.03) from RMB0.03 in the prior year period.

Non-GAAP diluted earnings per ADS in the third quarter of 2015 increased by 132.6% to RMB1.00 (US$0.16) from RMB0.43 in the prior year period.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH AND SHORT-TERM INVESTMENTS BALANCE

As of September 30, 2015, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.373 billion (US$216.1 million).

SHARES ISSUED AND OUTSTANDING

As of September 30, 2015, the Company had a total of 1,423,901,876 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

ADJUSTED EBITDA

Adjusted EBITDA (non-GAAP) was RMB168.8 million ($26.6 million) for the third quarter of 2015, representing a 116.7% increase from the corresponding period in 2014.

Business Outlook

For the fourth quarter of 2015, the Company expects its estimated total revenues to be between RMB1,110 million (US$175 million) and RMB1,160 million (US$183 million), representing a year-over-year growth of approximately 88% to 97%. The forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Company will hold a conference call on Tuesday, November 17, 2015 at 8:00 am Eastern Time or 9:00 pm Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Cheetah Mobile

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.3556 to US$1.00, the noon buying rate in effect on September 30, 2015 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company. The Company aims to provide the best apps for mobile users worldwide, while building a leading global mobile ad platform for advertisers. Cheetah Mobile had approximately 567 million global mobile monthly active users in September 2015. Its mission critical applications, including Clean Master, CM Security, Battery Doctor and Duba Anti-virus, help make the internet and mobile experience speedier, simpler, and safer for users worldwide.

The Company also provides various platform products such as Duba.com, Cheetah browser, game centers, and mobile app stores to provide multiple user traffic entry points and global content distribution channels for its business partners.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These forward-looking statements include, but are not limited to, statements about: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition from companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses the following non-GAAP financial measures:

•                      Non-GAAP operating expenses reflect operating expenses excluding share-based compensation expenses.

•                      Non-GAAP operating profit reflects operating profit excluding share-based compensation expenses.

•                      Non-GAAP operating margin is non-GAAP operating profit as a percentage of total revenues.

•                      Non-GAAP net income attributable to Cheetah Mobile shareholders is net income attributable to Cheetah Mobile shareholders excluding share-based compensation expenses.

•                      Non-GAAP net margin is non-GAAP net income attributable to Cheetah Mobile shareholders as a percentage of total revenues.

•                      Non-GAAP diluted earnings per ADS is non-GAAP net income attributable to Cheetah Mobile shareholders divided by weighted average number of diluted ADSs.

•                      Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.

The Company believes that separate analysis and exclusion of share-based compensation expenses and the use of Adjusted EBITDA add clarity to the constituent parts of its performance from the cash perspective. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results” and “Cheetah Mobile Inc. Reconciliation of Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)” at the end of this release.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 66085

Email: IR@cmcm.com

ICR, Inc.

Vera Tang

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

Cheetah Mobile Inc.

Condensed Consolidated Balance Sheet

(In ‘000, except for per share data)

	As of
	December 31, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,093,285	815,463	128,306
Restricted cash	—	127,397	20,045
Short-term investments	513,621	430,379	67,717
Accounts receivable	260,347	551,897	86,836
Prepayments and other current assets	180,029	411,563	64,756
Due from related parities	43,570	132,707	20,880
Deferred tax assets	2,693	3,827	602
Total current assets	2,093,545	2,473,233	389,142

Non-current assets:
Property and equipment, net	45,905	76,552	12,045
Intangible assets, net	199,616	252,307	39,698
Goodwill	261,686	613,558	96,538
Long-term investments	338,842	857,887	134,981
Deferred tax assets	6,384	39,534	6,220
Other non-current assets	55,197	23,831	3,751
Total non-current assets	907,630	1,863,669	293,233

	3,001,175	4,336,902	682,375
Total assets

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	61,793	117,070	18,420
Accrued expenses and other current liabilities	481,694	1,008,658	158,704
Redemption right liabilities	520	558	88
Deferred revenue	44,180	49,202	7,742
Due to related parties	29,885	53,035	8,345
Income tax payable	3,584	61,019	9,601
Deferred tax liabilities	—	693	109
Total current liabilities	621,656	1,290,235	203,009

Non-current liabilities:
Bank loans	—	10,736	1,689
Deferred revenue	1,134	4,473	704
Deferred tax liabilities	65,991	102,115	16,067
Other non-current liabilities	29,525	80,959	12,737
Total non-current liabilities	96,650	198,283	31,197

Total liabilities	718,306	1,488,518	234,206

Shareholders’ equity:
Ordinary shares	222	226	36
Additional paid-in capital	2,059,983	2,369,481	372,817
Retained earnings	142,760	262,217	41,258
Accumulated other comprehensive income	3,373	79,066	12,440
Total Cheetah Mobile shareholders’ equity	2,206,338	2,710,990	426,551
Noncontrolling interests	76,531	137,394	21,618
Total equity	2,282,869	2,848,384	448,169

Total liabilities, noncontrolling interests and shareholders’ equity	3,001,175	4,336,902	682,375

Cheetah Mobile Inc.

Condensed Consolidated Statements of Comprehensive Income

(In ‘000, except for per share data and number of shares and ADSs)

	For The Three Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	478,678	870,544	1,008,744	158,717
Online marketing services	360,942	752,416	900,484	141,684
Internet value-added services	107,331	109,308	99,516	15,658
Internet security services and others	10,405	8,820	8,744	1,375

Cost of revenues (a)	(110,250)	(222,540)	(270,375)	(42,541)
Gross profit	368,428	648,004	738,369	116,176

Operating expenses:
Research and development (a)	(135,658)	(146,878)	(203,100)	(31,956)
Selling and marketing (a)	(167,154)	(341,298)	(382,622)	(60,202)
General and administrative (a)	(70,368)	(122,201)	(135,917)	(21,386)
Total operating expenses	(373,180)	(610,377)	(721,639)	(113,544)

Operating (loss) profit	(4,752)	37,627	16,730	2,632
Other income:
Interest income	11,245	4,028	2,555	402
Changes in fair value of redemption right granted to a non-controlling shareholder	1	167	(167)	(26)
Changes in fair value of contingent consideration	(1,516)	2,677	(1,286)	(202)
Changes in fair value of put options granted to employees	(47)	—	(46)	(7)
Foreign exchange loss, net	(221)	(447)	(1,081)	(170)
Impairment loss of goodwill	—	(12,867)	—	—
Losses from equity method investments	(2,070)	(7,095)	(5,813)	(915)
Other income, net	2,107	42,031	32,935	5,182

Income before taxes	4,747	66,121	43,827	6,896
Income tax expenses	(1,229)	(9,677)	(14,009)	(2,204)
Net income	3,518	56,444	29,818	4,692
Less: net (loss) income attributable to noncontrolling interests	(136)	(3,562)	1,055	166
Net income attributable to Cheetah Mobile shareholders	3,654	60,006	28,763	4,526

Earnings per share
Basic	0.00	0.04	0.02	0.00
Diluted	0.00	0.04	0.02	0.00

Earnings per ADS
Basic	0.03	0.44	0.21	0.03
Diluted	0.03	0.42	0.20	0.03

Weighted average number of shares outstanding
Basic	1,354,042,944	1,374,275,098	1,383,355,451	1,383,355,451
Diluted	1,418,624,992	1,438,132,050	1,434,461,272	1,434,461,272
Weighted average number of ADSs used in computation
Basic	135,404,294	137,427,510	138,335,545	138,335,545
Diluted	141,862,499	143,813,205	143,446,127	143,446,127

Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments	(316)	(8,197)	77,782	12,237
Unrealized (loss) gain on available-for-sale securities, net	(6,387)	7,161	413	65
Other comprehensive (loss) income, net of tax	(6,703)	(1,036)	78,195	12,302
Total comprehensive (loss) income	(3,185)	55,408	108,013	16,994
Less: Total comprehensive (loss) gain attributable to noncontrolling interests	(136)	(3,594)	1,338	210
Total comprehensive (loss) income attributable to Cheetah Mobile shareholders	(3,049)	59,002	106,675	16,784

(a) Share-based compensation expenses

	For The Three Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	USD
(In ‘000)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues	715	744	1,656	261
Research and development	15,598	17,350	65,141	10,249
Selling and marketing	2,382	3,062	7,448	1,172
General and administrative	37,902	34,823	40,435	6,362
Total	56,597	55,979	114,680	18,044

Cheetah Mobile Inc.

Reconciliation of GAAP and Non-GAAP Results

(In ‘000, except for per share data and percentage)

	For The Three Months Ended September 30, 2015
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	1,008,744				1,008,744		158,717
Cost of revenues	(270,375)	26.8%	1,656	0.2%	(268,719)	26.6%	(42,280)
Gross profit	738,369	73.2%	1,656	0.2%	740,025	73.4%	116,437

Research and development	(203,100)	20.1%	65,141	6.5%	(137,959)	13.7%	(21,707)
Selling and marketing	(382,622)	37.9%	7,448	0.7%	(375,174)	37.2%	(59,030)
General and administrative	(135,917)	13.5%	40,435	4.0%	(95,482)	9.5%	(15,023)
Total operating expenses	(721,639)	71.5%	113,024	11.2%	(608,615)	60.3%	(95,760)

Operating profit	16,730	1.7%	114,680	11.4%	131,410	13.0%	20,677
Net income attributable to Cheetah Mobile Shareholders	28,763	2.9%	114,680	11.4%	143,443	14.2%	22,570

Diluted earnings per ordinary share (RMB)	0.02		0.08		0.10
Diluted earnings per ADS (RMB)	0.20		0.80		1.00
Diluted earnings per ADS (USD)	0.03		0.13		0.16

	For The Three Months Ended June 30, 2015
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	870,544				870,544
Cost of revenues	(222,540)	25.6%	744	0.1%	(221,796)	25.5%
Gross profit	648,004	74.4%	744	0.1%	648,748	74.5%

Research and development	(146,878)	16.9%	17,350	2.0%	(129,528)	14.9%
Selling and marketing	(341,298)	39.2%	3,062	0.4%	(338,236)	38.9%
General and administrative	(122,201)	14.0%	34,823	4.0%	(87,378)	10.0%
Total operating expenses	(610,377)	70.1%	55,235	6.3%	(555,142)	63.8%

Operating profit	37,627	4.3%	55,979	6.4%	93,606	10.8%
Net income attributable to Cheetah Mobile Shareholders	60,006	6.9%	55,979	6.4%	115,985	13.3%

Diluted earnings per ordinary share (RMB)	0.04		0.04		0.08
Diluted earnings per ADS (RMB)	0.42		0.39		0.81
Diluted earnings per ADS (USD)	0.07		0.06		0.13

	For The Three Months Ended September 30, 2014
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	478,678				478,678
Cost of revenues	(110,250)	23.0%	715	0.1%	(109,535)	22.9%
Gross profit	368,428	77.0%	715	0.1%	369,143	77.1%

Research and development	(135,658)	28.3%	15,598	3.3%	(120,060)	25.1%
Selling and marketing	(167,154)	34.9%	2,382	0.5%	(164,772)	34.4%
General and administrative	(70,368)	14.7%	37,902	7.9%	(32,466)	6.8%
Total operating expenses	(373,180)	78.0%	55,882	11.7%	(317,298)	66.3%

Operating (loss) profit	(4,752)	-1.0%	56,597	11.8%	51,845	10.8%
Net income attributable to Cheetah Mobile Shareholders	3,654	0.8%	56,597	11.8%	60,251	12.6%

Diluted earnings per ordinary share (RMB)	0.00		0.04		0.04
Diluted earnings per ADS (RMB)	0.03		0.40		0.43
Diluted earnings per ADS (USD)	0.01		0.06		0.07

Cheetah Mobile Inc.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(In ‘000)

	For The Three Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Cheetah Mobile shareholders	3,654	60,006	28,763	4,526
Add:
Income tax expense	1,229	9,677	14,009	2,204
Interest income	(11,245)	(4,028)	(2,555)	(402)
Depreciation and amortization	26,048	38,677	37,365	5,879
Net (loss) income attributable to noncontrolling interests	(136)	(3,562)	1,055	166
Other non-operating expense (income), net	1,746	(24,466)	(24,542)	(3,862)
Share-based compensation	56,597	55,979	114,680	18,044
Adjusted EBITDA	77,893	132,283	168,775	26,555

Cheetah Mobile Inc.

Revenues Generated from PC-based and Mobile-based Applications and Services

(In ‘000)

	For The Three Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
PC	365,710	310,966	306,092	48,161
Mobile	112,968	559,578	702,652	110,556
Total	478,678	870,544	1,008,744	158,717

Cheetah Mobile Inc.

Revenues Generated from Domestic and Overseas Markets

(In ‘000)

	For The Three Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Domestic revenues	424,452	439,190	471,038	74,114
Overseas revenues	54,226	431,354	537,706	84,603
Total	478,678	870,544	1,008,744	158,717